September [  ], 2016

Underlying Funds Trust
c/o Hatteras Funds, LP
6601 Six Forks Road, Suite 340
Raleigh, NC 27615

Trust for Advisor Solutions
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

Re:	Agreement and Plan of Reorganization with respect to Long/Short Equity Portfolio and Hatteras Long/Short Equity Fund dated September [ ], 2016

Ladies and Gentlemen:

We have acted as counsel to the Long/Short Equity Portfolio (the “Equity Portfolio”), a separate series of Underlying Funds Trust, a Delaware statutory trust (“UFT”), and the Hatteras Long/Short Equity Fund (the “Equity Fund”), a separate series of Trust for Advisor Solutions, a Delaware statutory trust (“TAS”), in connection with the transfer of all of the assets of the Equity Portfolio to the Equity Fund, in exchange solely for shares of the Equity Fund and its assumption of the Equity Portfolio’s liabilities, followed by the distribution by the Equity Portfolio to its shareholders of the Equity Fund shares (collectively, the “Reorganization”), pursuant to the Plan of Reorganization by and between the UFT and TAS, dated September [  ], 2016 (the “Plan”).  You have asked for our opinion on certain Federal income tax consequences of the Reorganization.  (All capitalized terms used but not otherwise defined in this letter shall have the meanings ascribed to them in the Plan.)

For purposes of this opinion, we have reviewed the Plan and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent, the following:

        (i) The Reorganization will be completed in the manner set forth in the Plan and in the Registration Statement on Form N-14 of TAS to which this opinion is filed as an exhibit (the “Registration Statement”), including the combined Proxy Statement/Prospectus of TAS (the “Proxy-Prospectus”).

(ii) The representations contained in the letters of representation from each of you to us, dated September [  ], 2016, are true and complete.

        (iii) The Equity Portfolio and the Equity Fund will each qualify as a “regulated investment company” under section 851 of the Internal Revenue Code of 1986, as amended (the “Code”) for the current taxable year.

On the basis of the foregoing, it is our opinion that:

    (a) The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code, and each of the Equity Portfolio and the Equity Fund will be a party to a reorganization within the meaning of Section 368(b) of the Code.

    (b) No gain or loss will be recognized by the Equity Portfolio (i) upon the transfer of its assets to the Equity Fund in exchange solely for Equity Fund shares, and the assumption by the Equity Fund of the Equity Portfolio’s liabilities, except for (A) gain or loss that may be recognized with respect to “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized with respect to stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the closing of a taxable year or upon the transfer of an asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code; or (ii) upon the distribution of the Equity Fund shares to the shareholders of the Equity Portfolio in exchange for their shares of the Equity Portfolio.

    (c) No gain or loss will be recognized by the Equity Fund upon the receipt by it of all of the assets of the Equity Portfolio in exchange solely for Equity Fund shares and the assumption by the Equity Fund of the liabilities of the Equity Portfolio.

    (d) The adjusted tax basis of the assets of the Equity Portfolio received by the Equity Fund will be the same as the adjusted tax basis of such assets to the Equity Portfolio immediately prior to the Reorganization, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Equity Portfolio on the transfer.

    (e) The holding period of the assets of the Equity Portfolio received by the Equity Fund will include the holding period of those assets in the hands of the Equity Portfolio immediately prior to the Reorganization, other than assets with respect to which gain or loss is required to be recognized.

    (f) No gain or loss will be recognized by the shareholders of the Equity Portfolio upon the exchange of their Equity Portfolio shares for the Equity Fund shares (including fractional shares to which they may be entitled) received in the Reorganization and the assumption by the Equity Fund of the liabilities of the Equity Portfolio.

    (g) The aggregate adjusted tax basis of the Equity Fund shares received by the shareholders of the Equity Portfolio other than the Equity Fund (including fractional shares to which they may be entitled) pursuant to the Reorganization will be the same as the aggregate adjusted tax basis of the Equity Portfolio shares held by the Equity Portfolio’s shareholders immediately prior to the Reorganizations.

    (h) The holding period of the Equity Fund shares received pursuant to the Reorganization by the shareholders of the Equity Portfolio other than the Equity Fund (including fractional shares to which they may be entitled) will include the holding period of the Equity Portfolio shares surrendered in exchange therefor, provided that the Equity Portfolio shares were held as a capital asset on the closing date.

The above opinions represent our best legal judgment, but they have no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the IRS or a court concerning the issues.  We express no opinion relating to any Federal income tax matter except on the basis of the facts described above, and any changes in such facts could require a reconsideration and modification of this opinion.  We also express no opinion regarding tax consequences under foreign, state or local laws.  In issuing our opinion, we have relied solely upon existing provisions of the Code, existing and proposed regulations thereunder, and current administrative positions and judicial decisions.  Such laws, regulations, administrative positions and judicial decisions are subject to change at any time.  Any such changes could affect the validity of the opinions set forth above.  Also, future changes in Federal income tax laws and the interpretation thereof can have retroactive effect.  We expressly disclaim any obligation to update or modify this letter to reflect any developments that may have an impact on the opinion from and after the date of this letter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings “The Reorganization – Federal Income Tax Consequences” and “Information About the Reorganization – Federal Income Tax Consequences” in the Proxy-Prospectus.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours, DRINKER BIDDLE & REATH LLP